Blacksands Petroleum Inc.
401 Bay Street, Suite 2700, PO Box 152
Toronto, Ontario Canada M5H 2Y4

Tel: +1 (416) 359 7805

Fax: +1 (416) 359 7801

E-mail: pparisotto@coniston.ca

Website:  www.blacksandspetroleum.com

December 19, 2008

Mr. James Giugliano

Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549-7010

By Fax:	202-772-9368

Original follows by mail

Dear Mr. Giugliano:

Re:	Blacksands Petroleum, Inc.
Form 10-KSB for Fiscal Year Ended October 31, 2007
Filed January 29, 2008
Form 10-Q for Quarterly Period Ended January 31, 2008
Filed March 24, 2008
Response Letter Dated May 15, 2008
Response Letter Dated August 18, 2008
Form 10-Q for Quarterly Period Ended July 31, 2008
Filed September 15, 2008
Response Letter Dated October 20, 2008
File No. 000-51427

We have incorporated our responses to some of the SEC comments included in your letter of December 2, 2008 below. We will respond to the remainder of the comments (#4, 5, 6, and 9) under separate cover once we have had an opportunity to review and discuss them fully with our independent accountants and legal counsel.

General

1.         We note from your response letters and other filings that you reference an Impact Benefit Agreement dated May 24, 2007 entered into with the Buffalo River Dene Nation (“BRDN”). Please tell us the date upon which that material definitive agreement was filed and the exhibit number assigned within that filing.

MANAGEMENT’S RESPONSE:

Unfortunately, due to an oversight, this agreement has not been filed. We will file it with our upcoming Form 10-K.

Form 10-KSB for the Fiscal Year Ended October 31, 2007

Item 1 – Description and Development of Business, page 3

2.         Your response to prior comment number one from our letter dated September 19, 2008 discusses future payment obligations and commitments under the Impact Benefit Agreement (“IBA”). Please confirm that you will include disclosure of the amount and timing of these obligations in management’s discussion and analysis within your next Form 10-K. Please refer to Item 303(a) of Regulation S-K. In responding to this comment, please include a sample of your proposed expanded disclosure.

MANAGEMENT’S RESPONSE:

We will consider the provisions of Item 303(a) of Regulation S-K for disclosure of the amount and timing of the obligations in our next Management’s Discussion and Analysis. We will provide you with a sample of our proposed expanded MD&A disclosure once it is drafted.

Risk Factors and Uncertainties, page 9

3.         Please expand your disclosure to explain the significance of an IBA in relationship to your ability to access and use the A-10 Project Lands (and other Traditional Lands). Please also include a risk factor addressing the ramifications resulting from an inability to obtain or retain an Impact Benefit Agreement. Please provide us with a sample of your proposed expanded disclosures.

MANAGEMENT’S RESPONSE:

We will expand our disclosure. Once this disclosure is drafted, we will provide you with a sample.

Footnote 3 – Oil and Gas Property Costs, page 38

7.   In your response to our prior comment number seven you state “we believe that the allocation period for the Access acquisition will end with the filing of our Form 10-K for the year ending October 31, 2008 ...” We are not in a position to agree that your acquisition of Access necessitates an allocation period in excess of one year from the consummation of the acquisition. Accordingly, please confirm your policy to comply with the allocation period definition and guidance in Appendix F of FAS 141.

MANAGEMENT’S RESPONSE:

We will comply with the allocation period definition and guidance in Appendix F of FAS 141.

Footnote 11 – Acquisition of Access Energy Inc. (“Access”), page 43.

8.   In regards to our prior comment number nine, we note that your amended warrant agreement with Mr. Burden states “Vesting shall occur upon the entry into an agreement with another First Nations community relating to mineral development on their traditional lands.” Please tell us how you intend to implement and interpret this clause and whether you anticipate, as a condition to vesting, any effort to be required by Mr. Burden in obtaining another First Nations mineral development agreement.

MANAGEMENT’S RESPONSE:

There is no condition attached to the vesting provisions of the Warrant Agreement with Mr. Burden that requires any effort to be made by him, further to his efforts made on behalf of Access prior to the acquisition of Access by Blacksands. Once the next firm agreement with a First Nation is in place (eg, in the case of the La Loche Clearwater Development Authority, the Joint Venture Agreement being ratified, or another agreement in the event the La Loche agreement is not ratified), we will calculate the fair value of the Burden Warrants, and record them as an expense, with a credit to Contributed Surplus. We will include all appropriate note disclosure including the assumptions to calculate the fair value.

FORM 10-Q for the Quarterly Period Ended July 31, 2008

Item 1 – Financial Statements

Footnote 6 – Stocks and Warrants, page 13

10. We note from your response to our prior comment number ten that the Stock Option Plan will be presented to the shareholders for approval at the annual general meeting to be held on December 10, 2008. In your next annual report, please expand your proposed disclosure either within the management’s discussion and analysis to state the amount of expense expected to be recognized in the period of the plan’s approval and adoption. In responding to this comment, please provide us with a sample of your proposed expanded disclosure.

MANAGEMENT’S RESPONSE:

Our annual general meeting, scheduled for December 10, 2008, was postponed due to a lack of quorum. It has been rescheduled to January 8, 2009 and closer to that date, we will know whether we have the required quorum to hold the meeting on that date. If we do not have the required quorum, we will hold our 2008 and 2009 Annual General Meetings together at some point in the first half of 2009, and will continue to include the stockholder approval of the amended 2008 Stock Option Plan as an agenda item.

Once the stockholders approve the amended 2008 Stock Option Plan, our disclosure will include the appropriate note disclosure for stock-based compensation including the assumptions to calculate the stock-based compensation expense.

Form 8-K Item 1.01 Filed October 16, 2008

11.    We note you have entered into a material definitive agreement with La Loche Clearwater Development Authority. Please confirm that you will file the material definitive agreement as an exhibit to your next periodic report.

MANAGEMENT’S RESPONSE:

Once the material definitive agreement with La Loche Clearwater Development Authority has been ratified (postponed from a date of no later than December 3, 2008, to a current date of January 10, 2009), we will file the material definitive agreement as an exhibit to our next periodic report following the agreement’s ratification.

Yours truly,

/s/ Paul A. Parisotto
_________________________________

Paul A. Parisotto

President & Chief Executive Officer